SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

*********************

press release
1 February, 2011

PHUTHUMA NHLEKO TO JOIN THE BP BOARD

The board of BP announced today that it has appointed Mr. Phuthuma Nhleko as a non-executive director of BP p.l.c. with immediate effect. Mr. Nhleko is currently Group President and Chief Executive Officer of the MTN Group, the mobile telephony multinational company based in South Africa, positions he has held since 2002. He will stand down from that role at the end of March 2011 and become Vice-President of MTN Group and Chairman of MTN International. Both roles are non-executive.

Carl-Henric Svanberg, Chairman of BP said "Phuthuma is an international business leader of high standing with a wide ranging business experience in emerging markets.  He has built a huge business in Africa and the Middle East with operations in a wide variety of countries.

"As barriers come down and communications improve, the emerging market economies continue to grow strongly. Phuthuma's appointment reflects the growing importance of emerging  markets and their growing integration into the global economy. We look forward to Phuthuma's valuable contribution as BP continues to grow and build confidence in a wider global community in which it operates."

PROFILE ON PHUTHUMA FREEDOM NHLEKO (50)

Phuthuma Nhleko is the outgoing Group President and Chief Executive Officer of the MTN Group, a pan-African and Middle Eastern mobile telephony company operating in 21 countries including South Africa, Afghanistan, Ghana, Nigeria, Cote de Ivoire, Uganda, Syria and Iran. MTN was founded in 1994

Under Nhleko, MTN's business grew to over 130 million mobile telephony subscribers and earned over US$15 billion in annual revenue. The company's market capitalisation grew from US$6 billion to over US$35billion under Nhleko's stewardship. MTN is the fifth largest company on the Johannesburg Stock Exchange by market capitalisation and the largest of the company's listed on the JSE which maintains its primary listing in South Africa.

In 2003, Nhleko led the management leveraged buy-in to MTN as a result of which MTN's management acquired about 18% of the group. At US$700 million, the transaction was the largest of its kind in South Africa's history. He also led MTN's investment into Iran, one of the largest Middle Eastern economies.

Nhleko is well respected in business and political circles in South Africa and across the countries in which MTN operates. He was voted business leader of the year in 2009 by the CEO's of South Africa's Top 100 companies - a vote by his peers in the prestigious South African Business Leader of Year Sunday Times award.

At the end of March 2011, Nhleko will step down as CEO of MTN and assume the position of Vice Chairman of the MTN Group and Chairman of MTN International. Both positions will be non-executive.

Directorships

2002 - Present
Nhleko is the non-executive Chairman of Worldwide Investment Holdings, an investment holding company founded by Nhleko and other business executives and with interests in the petroleum, telecommunications and IT industries.

Following his decision to step down as Chief Executive of the MTN Group, he has been invited to the boards of a number of global companies.

Past Directorships and positions
Nhleko has served on the Board of Directors of the GSM Association (GSMA), the global trade association for mobile phone operators. He has also served on the boards of Johnnic Holdings (the former Anglo Group company), Nedbank Group, Bidvest Group, Alexander Forbes and Old Mutual SA.

Early in his career, Nhleko worked in Corporate Finance for Standard Merchant Bank and as a civil works engineer for the Ministry of Works (Swaziland) and the Department of Transportation (United States).

Education

BSc in Civil Engineering from Ohio State University (1983)
MBA (Finance) from Atlanta University (1987)

A photograph is available from the BP press office

Further information:

BP press office: +44 (0)20 7496 4076
bppress@bp.com

- ENDS -

**********************

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary